UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

4 March 2021

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Mogford

Date of last notice	5 October 2017

In relation to this Appendix 3Y, we advise the ASX of the following:

•

This Appendix 3Y relates to changes in John Mogford’s indirect interest in ordinary shares in BHP Group Plc held by his financial adviser Cazenove Capital as a result of participation in BHP’s dividend reinvestment plan (DRP).

•

Cazenove Capital participated in the DRP as a result of a standing brokerage instruction on Mr Mogford’s Cazenove Capital shareholding account to take dividends as stock. This instruction was put in place prior to his joining the BHP Board and before he acquired any interest in BHP Group Plc shares. This instruction was inadvertently applied to the BHP Group Plc shares in the shareholding account.

•	This release provides the details of the additional shares acquired in BHP Group Plc under that pre-existing instruction.

•

The DRP acquisitions occurred outside of the blackout periods under BHP’s Securities Dealing policy and were not previously notified due to an oversight, which is being corrected now that it has been identified by Mr Mogford and BHP. BHP has reviewed and updated its procedures to guard against this happening again

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)	1,938* ordinary shares in BHP Group Plc held by Cazenove Capital of which John Mogford is a beneficiary.

* Note – total above reflects shares acquired through the DRP on the following dates.

Date of change	1) 28 September 2018

2) 1 April 2019

3) 1 October 2019

4) 27 March 2020

5) 29 September 2020

No. of securities held prior to change	Ordinary Shares: BHP Group Plc 12,000 – Indirect

Class	Ordinary shares

Number acquired	1) 341 ordinary shares in BHP Group Plc

2) 289 ordinary shares in BHP Group Plc

3) 458 ordinary shares in BHP Group Plc

4) 520 ordinary shares in BHP Group Plc

5) 330 ordinary shares in BHP Group Plc

Number disposed	-

Value/Consideration	1) GBP 17.13681 per share

2) GBP 18.07703 per share

3) GBP 17.36246 per share

4) GBP 12.4815 per share

5) GBP 17.37616 per share

No. of securities held after	Ordinary Shares:

change	BHP Group Plc
13,938 – Indirect

Nature of change Example: on-market trade, off- market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase by Cazenove Capital of ordinary shares in BHP Group Plc. Shares were purchased under the DRP as a result of a standing brokerage instruction that had been put in place for John Mogford’s Cazenove Capital shareholder account prior to his appointment to the BHP Board and acquisition of any interest in BHP Group Plc shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A. BHP Group share dealing policy provides that the acquisition of BHP securities through a dividend reinvestment plan does not require clearance.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Geof Stapledon

Contact details	Geof Stapledon Tel: +44 20 7802 4000
Fax: +44 20 7802 4111

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 554 757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: March 4, 2021	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary